SWIRE PACIFIC

Our Ref: CSA/PAC1/24 12th August 2005

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are forwarding the following documents for filing:

(a) Announcement Form.

(b) Press Release

(c) Text of the highlights announcement advertised in the following publications:

	Date
Financial Times	12th August 2005

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Secretary

MY/RK/ph
Encl.
Pac/Pac1-24 SEHKNY/SEHK-NY
c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY NY)

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
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3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Swire Pacific Limited (Name of Company/Representative Company) No. of pages: Three

Margaret Yu (Responsible Official) 2840 8868 (Contact Telephone Number) 11th August 2005 Date

Name of listed company: Swire Pacific Limited Stock code: 19 & 87

Year end date : 31 /12 / 2005

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☑ Yes ☐ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ☑ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*
☐ Qualified ☐ Modified ☐ Unqualified ☑ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☑ Audit committee ☐ Auditors ☐ Neither of the above

		(~~Audited /~~ Unaudited*) Current Period from 01/01/2005 to 30/06/2005 (HK$ million)	(~~Audited /~~ Unaudited*) Last Corresponding Period from 01/01/2004 to 30/06/2004 (HK$ million)
Turnover *(Note I)*	:	8,988	8,398 #
Profit/(Loss) from Operations *(Note II)*	:	7,667	2,664 #
Finance cost	:	(389)	(688 #)
Share of Profit / (Loss) of Associates	:	1,181	1,171 #
Share of Profit / (Loss) of Jointly Controlled Entities	:	419	257 #
Profit / (Loss) after Taxation & MI	:	7,326	3,004 #
% Change over Last Period	:	144 %	

*** Please delete as appropriate.**

EPS / (LPS) - Basic *(in Dollars)*	:	479¢/ "A" 96¢/ "B"		196¢/ "A" 39¢/ "B"	
- Diluted *(in Dollars)*	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil	
Profit / (Loss) after ETD Items	:	7,326		3,004	
~~1st Quarter /~~ Interim ~~/ 3rd Quarter / Final~~ * Dividend per Share	:	60¢/ "A " 12¢/ "B"		58¢/ "A" 11.6¢/ "B"	
(specify if with other options)	:	Nil		Nil	
B / C Dates for ~~1st Quarter /~~ Interim ~~/ 3rd Quarter / Final~~ * Dividend	:	16/09/2005	to	22/09/2005	bdi.
Payable Date	:	04/10/2005			
B / C Dates for (__________) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period *(Note III)*	:	N/A			
B / C Dates for Other Distribution	:	N/A	to		bdi.

*** Please delete as appropriate.**

For and on behalf of
SWIRE PACIFIC LIMITED

Signature : [signature]
Printed Name : Margaret Yu
Title : Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☑ Yes (Number of pages attached: 1)
☐ No

Note

The 2005 unaudited interim accounts reflect the adoption of the new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards issued by the Hong Kong Institute of Certified Public Accounts, which are effective for accounting periods beginning on or after 1st January 2005. Comparatives have been restated.

SWIRE

Media Information

PRESS RELEASE

Swire Pacific Limited
Financial Highlights

	Note	Six months ended 30th June		Year ended 31st December
		2005	2004	2004
		HK$M	HK$M	HK$M
	3		(restated)	(restated)
Turnover		**8,988**	8,398	18,324
Operating profit		**7,667**	2,664	20,864
Profit attributable to Company's shareholders		**7,326**	3,004	18,705
Total equity (including minority interests)		**90,694**	69,619	85,248
Consolidated net borrowings		**8,518**	7,805	8,262
		HK$	HK$	HK$
Earnings per share	1			
'A' shares		**4.79**	1.96	12.22
'B' shares		**0.96**	0.39	2.44
		HK$	HK$	HK$
Dividends per share				
'A' shares		**0.600**	0.580	2.000
'B' shares		**0.120**	0.116	0.400
		HK$	HK$	HK$
Equity attributable to Company's shareholders per share				
'A' shares		**55.36**	42.21	51.70
'B' shares		**11.07**	8.44	10.34

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to the Company's shareholders by the weighted average number of shares in issue during the period.
2. These financial highlights have reflected the impact of the adoption of the new Hong Kong Financial Reporting Standards since 1st January 2005. Comparatives have been restated.
3. No valuation of the investment property portfolio was carried out at 30th June 2004, and no corresponding adjustment has been made for the six months period ending on that date.

Underlying Profits	Six months ended 30th June		Year ended 31st December
	2005	2004	2004
	HK$M	HK$M	HK$M
Underlying operating profit	**2,585**	2,575	5,157
Underlying profit attributable to the Company's shareholders	**3,261**	2,930	6,538
	HK$	HK$	HK$
Underlying earnings per share ('A' shares)	**2.13**	1.91	4.27
	HK$	HK$	HK$
Underlying equity attributable to Company's shareholders per share ('A' shares)	**61.13**	45.51	56.84

Separate statements reconciling the profit per accounts, underlying profit and profit as reported under the previous accounting standards are provided in the Financial Review section. The reconciliation between equity attributable to Company's shareholders per accounts and underlying equity attributable to Company's shareholders is also provided.

Swire Pacific Limited

Consolidated Profit and Loss Account

for the six months ended 30th June 2005 - unaudited

	Note	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M (Restated)	Year ended 31st December 2004 HK$M (Restated)
Turnover	5	**8,988**	8,398	18,324
Cost of sales		**(5,136)**	(4,762)	(10,458)
Gross profit		**3,852**	3,636	7,866
Other income		**954**	586	654
Distribution costs		**(1,087)**	(968)	(2,035)
Administrative expenses		**(527)**	(503)	(988)
Other operating expenses		**(109)**	(87)	(253)
Change in fair value of investment properties		**4,584**	-	15,620
Operating profit	6	**7,667**	2,664	20,864
Finance charges		**(389)**	(688)	(999)
Finance income		**15**	16	33
Net finance charges	7	**(374)**	(672)	(966)
Share of profits less losses of jointly controlled companies		**419**	257	978
Share of profits less losses of associated companies		**1,181**	1,171	2,795
Profit before taxation		**8,893**	3,420	23,671
Taxation	8	**1,152**	205	3,462
Profit for the period		**7,741**	3,215	20,209
Attributable to :				
Company's shareholders		**7,326**	3,004	18,705
Minority interests		**415**	211	1,504
		7,741	3,215	20,209
Dividends				
Interim - proposed/paid		**919**	888	888
Final - proposed		**-**	-	2,174
		919	888	3,062
		HK$	HK$	HK$
Earnings per share for profit attributable to Company's shareholders (basic and diluted)	9			
'A' shares		**4.79**	1.96	12.22
'B' shares		**0.96**	0.39	2.44

	2005 Interim HK$	2004 Interim HK$	2004 Final HK$	2004 Total HK$
Dividends per share				
'A' shares	**0.600**	0.580	1.420	2.000
'B' shares	**0.120**	0.116	0.284	0.400

Notes to the condensed consolidated accounts

1. Segment Information

(a) Primary reporting format - business segments by division:

Six months ended **30th June 2005**	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit for the period HK$M	Profit attributable to shareholders HK$M
Property								
Property investment	2,203	1,567	(201)	16	7	1,389	1,219	1,047
Property trading	187	61		(19)		42	27	5
Interest on land premium			(158)			(158)	(130)	(130)
Sale of investment properties	501	89				89	149	149
Hotels				21	41	62	62	62
Valuation gains on investment properties from								
- change in fair value		4,584		30	5	4,619	3,816	3,654
- transfer to finance cost		158				158	130	130
- write-back of provision for land premium		692				692	571	571
	2,891	**7,151**	**(359)**	**48**	**53**	**6,893**	**5,844**	**5,488**
Aviation								
Airline services and airline catering								
Cathay Pacific Group					722	722	722	722
Hong Kong Dragon Airlines					15	15	15	15
Aircraft engineering					130	130	130	130
Cargo handling					127	127	127	85
	-	-	-	-	**994**	**994**	**994**	**952**
Beverages								
Hong Kong	604	52				52	42	39
Taiwan	487	30	(2)			28	21	17
USA	1,364	118	(6)			112	93	93
Mainland China		(38)		118		80	80	70
Central costs		(15)				(15)	(14)	(14)
	2,455	**147**	**(8)**	**118**	-	**257**	**222**	**205**
Marine Services								
Ship repair, land engineering and harbour towage				23		23	23	23
Container handling				57	134	191	191	191
Shipowning and operating	714	154	(21)	77		210	205	205
	714	**154**	**(21)**	**157**	**134**	**424**	**419**	**419**
Trading & Industrial								
Car distribution	2,056	141	(1)			140	105	105
Shoe and apparel distribution	743	68		1		69	52	52
Waste services				35		35	35	35
Beverage can supply				26		26	26	26
Paint supply				34		34	34	34
Other activities	148	(7)	1			(6)	(6)	(6)
	2,947	**202**	-	**96**	-	**298**	**246**	**246**
Head Office	**16**	**13**	14	-	-	**27**	**16**	**16**
Inter-segment elimination	**(35)**							-
Total	**8,988**	**7,667**	**(374)**	**419**	**1,181**	**8,893**	**7,741**	**7,326**

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(b) Secondary reporting format - geographical segments:

	Turnover Six months ended 30th June **2005** HK$M	2004 HK$M	Year ended 31st December 2004 HK$M	Operating profit Six months ended 30th June **2005** HK$M	2004 HK$M	Year ended 31st December 2004 HK$M
Hong Kong	**3,966**	4,151	7,518	**7,143**	2,292	19,300
Asia (excluding Hong Kong)	**2,758**	2,221	4,608	**188**	88	256
North America	**1,550**	1,383	4,901	**182**	124	1,000
Shipowning and operating	**714**	643	1,297	**154**	160	308
	8,988	8,398	18,324	**7,667**	2,664	20,864

The activities of the Swire Pacific group are based mainly in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

2. Basis of preparation and accounting policies

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2004 annual accounts apart from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") (collectively the "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for accounting periods beginning on or after 1st January 2005. The changes to the group's accounting policies and the effect of adopting these new standards are set out in note 3 below.

The condensed consolidated accounts have been prepared in accordance with the HKAS 34 "Interim Financial Reports" issued by the HKICPA and the disclosure requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited.

3. Changes in accounting standards

The group's accounting policies remain consistent as set out more fully in the 2004 annual accounts, with the exceptions of those policies detailed below following the adoption of the new HKFRSs.

(i) Investment properties

Following the adoption of HKAS 40 "Investment property", changes in the fair values of investment properties are included in the profit and loss account. Previously the group had recorded such fair value changes in the property valuation reserve. In addition, Hong Kong Accounting Standard Interpretation ("HKAS-Int") 21 now requires deferred taxation to be calculated, using profits tax rates, as opposed to using capital gain tax rates, on these surpluses and deficits.

The adoption of the new HKAS 40 and HKAS-Int 21 has been applied retrospectively and comparatives presented have been restated to conform to the changed policy. Opening revenue reserves at 1st January 2004 and 2005 have been increased by HK$14,651 million and HK$26,818 million respectively. Profit for the six months ended 30th June 2004 and for the year ended 31st December 2004 have been increased by HK$74 million and HK$12,167 million respectively.

(ii) Leasehold land

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at fair value or cost less accumulated depreciation and accumulated impairment. Apart from certain presentational changes with comparatives restated, this change in accounting policy does not have any material effect on the accounts.

(b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

Amounts accumulated in equity are recycled in the profit and loss account in the periods when the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account.

(c) Derivatives that do not qualify for hedge account

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account.

In previous years, derivative financial instruments were not separately recorded in the financial statements. The adoption of the new HKAS 39 represents a change in accounting policy. As a result of this change, the opening revenue reserve and cash flow hedge reserve at 1st January 2005 have been decreased by HK$114 million and increased by HK$80 million respectively. Comparatives have not been restated.

(v) Goodwill

Following the adoption of HKFRS 3 "Business combinations", HKAS 36 "Impairment of assets" and HKAS 38 "Intangible assets", goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the period is charged to the profit and loss account. This change in accounting policy has been applied prospectively from 1st January 2005 and amortisation of goodwill ceased on 31st December 2004. Goodwill previously eliminated against reserves, totalling HK$3,274 million as at 1st January 2005, is not reinstated on the balance sheet or included in the calculation of the profit or loss on disposal of subsidiary, jointly controlled and associated company.

(vi) Associated companies

The group no longer accounts for the indirect interest in an associated company through another associated company under HKAS 28 "Investments in associates". This change in accounting

5. Turnover

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Six months ended 30th June		Year ended 31st December
	2005	2004	2004
	HK$M	HK$M	HK$M
Gross rental income	**2,162**	2,000	3,975
Charter hire income	**714**	643	1,297
Sales of development properties	**187**	274	2,506
Sales of investment properties	**501**	766	766
Rendering of other services	**43**	54	108
Sales of goods	**5,381**	4,661	9,672
	8,988	8,398	18,324

6. Operating profit

	Six months ended 30th June		Year ended 31st December
	2005	2004	2004
	HK$M	HK$M	HK$M
Operating profit has been arrived at after charging:			
Cost of stocks sold	**3,601**	3,227	7,768
Cost of investment properties sold	**412**	520	520
Depreciation of property, plant and equipment	**263**	262	528
Staff costs	**1,162**	1,114	2,137
Operating lease rentals			
Land and buildings	**71**	68	140
Other equipment	**14**	15	25
Amortisation of deferred expenditure	**9**	21	42
Impairment losses on:			
Property, plant and equipment	**-**	-	21
Available-for-sale investments	**-**	-	15
Stocks and work in progress	**21**	18	48
Losses from transactions not qualifying as hedges	**11**	-	-
Other exchange differences	**4**	-	4
and after crediting:			
Gross rental income	**2,162**	2,000	3,975
Less: Outgoings	**449**	427	903
Net rental income	**1,713**	1,573	3,072
Charter hire income	**714**	643	1,297
Profit on sale of a subsidiary company	**21**	-	-
Profit on sale of shares in jointly controlled and associated companies	**-**	44	44
Profit on sale of property, plant and equipment	**6**	32	32
Profit on sale of investment properties	**89**	245	245
Valuation gains on investment properties from			
- Change in fair value	**4,584**	-	15,620
- Transfer to finance cost	**158**	500	500
- write-back of provision for land premium	**692**	-	-
Gains on fair value hedges	**60**	-	-

9. Earnings per share (basic and diluted)

Earnings per share are calculated by dividing the profit attributable to Company's shareholders for the period ended 30th June 2005 of HK$7,326 million (30th June 2004: HK$3,004 million; 31st December 2004: HK$18,705 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the period and throughout 2004.

10. Trade and other receivables

	30th June **2005** HK$M	31st December **2004** HK$M
Trade debtors	**1,641**	1,040
Amounts due from intermediate holding company	**1**	-
Amounts due from jointly controlled companies	**10**	11
Amounts due from associated companies	**-**	66
Other receivables	**942**	942
	2,594	2,059

The aged analysis of trade debtors was as follows:

	30th June **2005** HK$M	31st December **2004** HK$M
Under three months	**1,614**	972
Between three and six months	**18**	49
Over six months	**9**	19
	1,641	1,040

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

11. Trade and other payables

	30th June **2005** HK$M	31st December 2004 HK$M
Trade creditors	**767**	645
Amounts due to intermediate holding company	**63**	82
Amounts due to jointly controlled companies	**5**	20
Amounts due to associated companies	**-**	16
Other payables	**3,185**	3,189
	4,020	3,952

The aged analysis of trade creditors was as follows:

	30th June **2005** HK$M	31st December 2004 HK$M
Under three months	**765**	638
Over six months	**2**	7
	767	645

Financial Review

Additional information is provided below to illustrate the impact and key changes on the group's financial results and positions arising from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRS"). These statements set out the reconciliations between profit per accounts, underlying profit and profit as reported under the previous accounting standards in effect until 31st December 2004 (the "Old HKAS") for the periods ending 30th June 2005, 31st December and 30th June 2004. In addition there is a reconciliation between equity attributable to Company's shareholders per accounts and underlying equity attributable to Company's shareholders ended on those same dates.

Reconciliation of Profit Per Accounts,
Underlying Profit and Profit Under the Old HKAS
for the six months ended 30th June 2005

		HKAS 40 and HKAS-Int 21 Investment property and deferred tax						HKAS 1	HKAS 32 / HKAS 39	
	Profit per accounts HK$M	Sale of property HK$M (Note 1)	Fair value changes HK$M (Note 2)	Owner-occupied property HK$M (Note 3)	Taikoo Shing Interest HK$M (Note 4)	Write-back of land premium HK$M (Note 5)	Underlying profit HK$M	Presentation of financial statements HK$M (Note 6)	Financial instruments HK$M (Note 7)	Profit under the Old HKAS HK$M
Turnover	8,988						8,988			8,988
Cost of sales	(5,136)	349					(4,787)			(4,787)
Gross profit	3,852	349					4,201			4,201
Other income	954				(158)	(692)	104		(51)	53
Distribution costs	(1,087)						(1,087)			(1,087)
Administrative expenses	(527)			3			(524)			(524)
Other operating expenses	(109)						(109)			(109)
Change in fair value of investment properties	4,584		(4,681)	97			-			-
Operating profit	7,667	349	(4,681)	100	(158)	(692)	2,585		(51)	2,534
Finance charges	(389)						(389)		(32)	(421)
Finance income	15						15		-	15
Net finance charges	(374)						(374)		(32)	(406)
Share of profits less losses of jointly controlled companies	419		(30)				389	71		460
Share of profits less losses of associated companies	1,181		(5)				1,176	235	(98)	1,313
Profit before taxation	8,893	349	(4,716)	100	(158)	(692)	3,776	306	(181)	3,901
Taxation	1,152	62	(820)	17	(28)	(121)	262	306	(12)	556
Profit for the period	7,741	287	(3,896)	83	(130)	(571)	3,514	-	(169)	3,345
Attributable to :										
Company's shareholders	7,326	287	(3,732)	81	(130)	(571)	3,261		(169)	3,092
Minority interests	415		(164)	2			253			253
	7,741	287	(3,896)	83	(130)	(571)	3,514	-	(169)	3,345
Earnings per share ('A' shares) HK$	4.79						2.13			2.02

Financial Review

Reconciliation of Profit Per Accounts,
Underlying Profit and Profit Under the Old HKAS
For the six months ended 30th June 2004

		HKAS 40 and HKAS-Int 21 Investment property and deferred tax					HKAS 1	HKAS 32	
	Profit per accounts HK$M	Sale of property HK$M (Note 1)	Fair value changes HK$M (Note 2)	Owner - occupied property HK$M (Note 3)	Taikoo Shing Interest HK$M (Note 4)	Underlying Profit HK$M	Presentation of financial statements HK$M (Note 6)	Financial instruments HK$M (Note 7)	Profit under the Old HKAS HK$M
Turnover	8,398					8,398			8,398
Cost of sales	(4,762)	408				(4,354)			(4,354)
Gross profit	3,636	408				4,044			4,044
Other income	586				(500)	86		22	108
Distribution costs	(968)					(968)			(968)
Administrative expenses	(503)			3		(500)			(500)
Other operating expenses	(87)					(87)			(87)
Change in fair value of investment properties	-					-			-
Operating profit	2,664	408		3	(500)	2,575		22	2,597
Finance charges	(688)					(688)			(688)
Finance income	16					16			16
Net finance charges	(672)					(672)			(672)
Share of profits less losses of jointly controlled companies	257					257	52		309
Share of profits less losses of associated companies	1,171					1,171	192		1,363
Profit before taxation	3,420	408		3	(500)	3,331	244	22	3,597
Taxation	205	73			(88)	190	244		434
Profit for the period	3,215	335		3	(412)	3,141	-	22	3,163
Attributable to :									
Company's shareholders	3,004	335		3	(412)	2,930		22	2,952
Minority interests	211					211			211
	3,215	335		3	(412)	3,141	-	22	3,163
Earnings per share ('A' shares) HK$	1.96					1.91			1.93

For the yeaı ended 31st December 2004

		HKAS 40 and HKAS-Int 21 Investment property and deferred tax					HKAS 1	HKAS 32	
	Profit per accounts HK$M	Sale of property HK$M (Note 1)	Fair value changes HK$M (Note 2)	Owner - occupied property HK$M (Note 3)	Taikoo Shing Interest HK$M (Note 4)	Underlying Profit HK$M	Presentation of financial statements HK$M (Note 6)	Financial instruments HK$M (Note 7)	Profit under the Old HKAS HK$M
Turnover	18,324					18,324			18,324
Cost of sales	(10,458)	408				(10,050)			(10,050)
Gross profit	7,866	408				8,274			8,274
Other income	654				(500)	154		6	160
Distribution costs	(2,035)					(2,035)			(2,035)
Administrative expenses	(988)			5		(983)			(983)
Other operating expenses	(253)					(253)			(253)
Change in fair value of investment properties	15,620		(15,876)	256		-			-
Operating profit	20,864	408	(15,876)	261	(500)	5,157		6	5,163
Finance charges	(999)					(999)			(999)
Finance income	33					33			33
Net finance charges	(966)	-				(966)			(966)
Share of profits less losses of jointly controlled companies	978		(72)			906	149		1,055
Share of profits less losses of associated companies	2,795		28			2,823	389		3,212
Profit before taxation	23,671	408	(15,920)	261	(500)	7,920	538	6	8,464
Taxation	3,462	73	(2,796)	45	(88)	696	538		1,234
Profit for the period	20,209	335	(13,124)	216	(412)	7,224	-	6	7,230
Attributable to :									
Company's shareholders	18,705	335	(12,296)	206	(412)	6,538		6	6,544
Minority interests	1,504		(828)	10		686			686
	20,209	335	(13,124)	216	(412)	7,224	-	6	7,230
Earnings per share ('A' shares) HK$	12.22					4.27			4.27

Credit Analysis

Net Debt

Equity attributable to Company's shareholders and minority interests at 30th June 2005 totalled HK$90,694 million (restated as at 31st December 2004: HK$85,248 million). At 30th June 2005, net borrowings were HK$8,518 million, compared to HK$8,262 million at 31st December 2004 (restated).

Gearing Ratio and Interest Cover

	Note	Six months ended 30th June		Year ended 31st December
		2005	2004 (restated)	2004 (restated)
Gearing ratio	1			
- Per accounts		9%	11%	10%
- Underlying		9%	10%	9%
Interest cover-times	2			
- Per accounts		20.50	3.96	21.60
- Underlying		6.91	3.83	5.34
Cash interest cover-times	3			
- Per accounts		19.26	3.37	19.07
- Underlying		6.49	3.26	4.71

Notes:

1. Gearing represents the ratio of net borrowings to total equity (including minority interests).
2. Interest cover is calculated by dividing operating profit by net finance charges.
3. Cash interest cover is calculated by dividing operating profit by net finance charges and capitalised interest.
4. The calculation of underlying operating profit and underlying total equity is shown in the Financial Review section.

Analysis of Gross Borrowings

At 30th June 2005, 62% of the group's gross borrowings were on a fixed rate basis and 38% were on a floating basis.

Loan maturity profile

	HK$M	
Within 1 year	2,878	29%
1 - 2 years	-	-
2 - 5 years	2,176	22%
Over 5 years	4,835	49%
	9,889	100%

Currency profile

	HK$M	
Hong Kong Dollar	6,601	67%
United States Dollar	2,959	30%
New Taiwan Dollar	323	3%
Others	6	-
	9,889	100%

Sources of Finance

At 30th June 2005, committed loan facilities and debt securities amounted to HK$11,805 million, of which HK$2,484 million or 21% remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$3,178 million. Sources of funds at 30th June 2005 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,663	4,663	-
Fixed/Floating Rate Notes	1,983	1,983	-
Bank and other loans	5,159	2,675	2,484
	11,805	9,321	2,484
Uncommitted facilities			
Money market and others	3,783	605	3,178
Other borrowing costs		(37)	
TOTAL		9,889	

Review of Operations

Property Division

Hong Kong investment property

Gross rental income for the half year to 30th June 2005 amounted to HK$2,166 million, compared with HK$2,002 million for the corresponding period in 2004. Income from the office portfolio was slightly lower than in 2004 as reversionary office rents were in general still negative in the first half of the year. However, occupancy increased from 82% (excluding Three Pacific Place) at the end of 2004 to around 90%. Three Pacific Place is now approximately 60% leased. With demand remaining strong rental levels are expected to continue to rise across the portfolio.

Retail rental income was higher than for the same period in 2004. Mainland tourist purchases have continued to lead a broad-based rise in retail sales.

The result for the half-year includes non-recurring gross rental income of HK$136 million, representing a change in the accounting treatment for rent-free periods. In prior years, rent-free periods were accounted for on a cash basis as they occurred in individual leases. With effect from 1st January 2005 these rent-free periods are recognised evenly over the committed terms of individual leases. The effect of this treatment is to bring into income, for the first half of 2005, HK$136 million which would otherwise have been recognised in future years.

Site formation work has almost been completed at 16 Westlands Road and the contract for construction of foundations and superstructure is expected to be awarded shortly, for completion in 2008. On completion the project will consist of an office building of approximately 1,550,000 square feet.

Valuation of Investment Properties

The portfolio of investment properties was valued at 30th June 2005 by professionally-qualified executives of the group. As a result of this valuation, Swire Pacific's operating profit increased by HK$4,584 million, reflecting the continuing recovery in office rentals and benchmarks set by recent transactions in the market.

Hong Kong property trading

All remaining inventory at Ocean Shores and Tung Chung Crescent was sold in the first half of the year. The development at 2A-2E Seymour Road will proceed once outstanding approvals have been obtained.

Sale of investment properties

Thirteen units at The Albany were sold in the first half of 2005, and the building is now sold out.

Hotels

The three hotels at Pacific Place, the JW Marriott, Conrad Hong Kong and Island Shangri-La, have benefited from high occupancy and increased room rates. At the Mandarin Oriental Miami results continue to improve.

Mainland China

Work has commenced at the Taikoo Hui mixed-use commercial development in Guangzhou, in which Swire Properties has a 97% stake, with completion expected in late 2008. A number of other opportunities on the Mainland are being actively explored.

Aviation Division

Cathay Pacific Airways Limited

The Cathay Pacific group made a profit of HK$1,670 million during the first six months of 2005, compared to a profit of HK$1,771 million in the same period last year. Turnover increased by 21.5% to HK$23,884 million as the demand for both passenger and cargo services remained strong. However, the cost of fuel, which increased to 27.9% of net operating costs compared to 21.8% last year, dampened the overall result.

Demand for passenger services increased broadly in line with capacity growth. Business travel remained strong and the passenger load factor remained high at 78.1% for the period. Passenger yield increased by 3.3% to HK¢47.2. Demand for cargo services out of Hong Kong also remained strong throughout the period. The amount of cargo carried increased 10.2% to 517,920 tonnes. Cargo yield increased by HK$0.03 from HK$1.72 last year.

The benefit accruing from high demand and better yields has been largely offset by high fuel prices which at present show no sign of abating. Passenger and cargo fuel surcharges only partially mitigate the impact of soaring fuel prices.

In January, Cathay Pacific commenced freighter services to Shanghai and is now serving the city 12 times a week. A thrice-weekly passenger service to Xiamen was also introduced in February. A second daily service to Beijing was introduced and a third daily non-stop flight to Los Angeles was added to the summer schedule. The airline also increased services to Amsterdam, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth. A new freighter service to Atlanta and Dallas will be introduced later this year.

Cathay Pacific took delivery of a new Boeing B747-400 freighter, one B777-300 and two Airbus A330-300 passenger aircraft in the first six months of the year. An additional A330-300 aircraft will be delivered in the second half of this year and three used B747-400 passenger aircraft and a B747-400 Special Freighter currently undergoing conversion at TAECO, will enter service by the end of the year.

The company's strategic partnership with Air China was further cemented with the signing of accords to code-share on flights and to participate in frequent flyer programmes.

While forward bookings are encouraging, the high price of fuel may make it difficult for the company to achieve a similar result in the second half. Delivering superior service and value for money remains the airline's focus as it continues to expand its network and strengthen Hong Kong as a global aviation hub.

AHK Air Hong Kong Limited ("AHK")

In the first half of 2005 AHK took delivery of two new A300-600 freighters, increasing its fleet to seven. AHK now operates overnight express cargo services to seven destinations in Asia, namely Bangkok, Incheon, Kansai, Narita, Penang, Singapore and Taipei.

With the expansion of its freighter network, capacity has increased by 71.5%. Load factor decreased to 57.1% while yield increased by 4.1% assisted by the focus on the regional express cargo market.

Hong Kong Dragon Airlines Limited ("Dragonair")

Dragonair recorded lower interim profits in 2005 as a result of the adverse impact of increasing fuel prices.

Beverages Division

The Beverages Division made an attributable profit of HK$205 million for the half year, compared with a profit of HK$154 million for the same period last year. The growth in profits was largely driven by improved results in the USA and Mainland China. Year-on-year, total sales volumes grew 12%.

Hong Kong experienced a slow start to the year facing the combination of particularly poor weather and competitors seeking to compensate for the weaker demand through price discounting. In addition, material costs in particular for PET packaging were higher than in the same period last year. Tight control of other costs substantially offset higher material costs. The first half closed more positively resulting in slightly improved profits although, overall, sales volume declined 3% compared to the first half of last year.

In **Taiwan**, sales volumes for the first six months fell by 9% compared to the same period last year due to the continuing decline in the carbonated soft drinks ("CSDs") category and delays experienced in the launch of new non-carbonated beverages. Lower financing charges and operating cost savings partly contained the consequential drop in profit. The second half should benefit from new product launches and continued tight control of costs.

The **USA** operations countered the problems of higher material and transportation costs with a combination of better merchandising and pricing strategies and slightly higher sales volumes. Consequently, underlying operating results saw good growth.

The solid performance should continue in the second half assisted by the recent launch of Coke Zero and continued strong demand for the Dr. Pepper portfolio.

The attributable profit from **Mainland China** grew 21% to HK$70 million driven by 21% growth in sales volume. Overall profit growth was tempered by higher material and operating costs.

The CSDs portfolio remains strong and the non-carbonated portfolio continues to improve. The tea and juice brands have benefited from recent flavour extensions and a broadening of the distribution base to cover all territories. In the second half, sales are expected to be buoyed by new product and line extensions.

Trading & Industrial Division

The division reported a half year attributable profit of HK$246 million, a 39% increase on the first half of 2004.

Taikoo Motors Taiwan reported a profit of HK$105 million in the first half of 2005 compared to HK$51 million in the same period last year. The company sold 7,608 vehicles, 29% ahead of the same period last year and well above the 13% growth in the overall Taiwan imported car market. Margins have benefited from Taiwan dollar appreciation during the period. The company commenced distribution of VW light commercial vehicles in the first quarter and initial results are encouraging. Sales of Volvo trucks and buses regained momentum in the first half of the year and the forward order book is firm. Prospects for the company in the second half are sound.

Swire Resources, the division's sports shoe and apparel distribution and retail company, saw strong sales and profit growth in the first half, ahead of the same period last year by 38% and 30% respectively. The company is distributor for 17 brands in Hong Kong and two brands in Mainland China with 94 shops in Hong Kong and 44 shops in Shanghai and Beijing. Margins improved due to reduced discounting and favourable sales mix with sales of sports accessories and apparel growing at a faster rate than that for sports shoes. Most brands in the portfolio performed well with sales of Puma and Columbia particularly strong. The outlook for the second half of 2005 is positive.

Taikoo Sugar reported a loss of HK$2.3 million in the first half of the year compared to a loss of HK$2.2 million in the same period last year. Sales in Hong Kong were flat with retail margins under pressure. Substantial sales growth was achieved in Mainland China.

Swire Duro reported a loss of HK$2.2 million in the first half of 2005 compared to a loss of HK$2.8 million in the same period last year. Prospects for the second half are more encouraging.

Swire SITA Waste Services' profit was in line with the same period last year. The Hong Kong transfer stations and landfills recorded higher waste receipts. Waste volumes for the company's waste-to-energy incinerator in Kaohsiung, Taiwan, were adequate but fees continued to be low. Construction of the hazardous waste incinerator in Shanghai, in which the company has a 40% interest, is progressing as planned with operations scheduled to start in July 2006.

The CROWN Beverage Cans group returned a HK$26 million post-tax profit attributable to the group in the first half of 2005 compared to HK$23 million for the same period in 2004. Demand from the beverage industry in Mainland China continued to be strong with sales volume up 20% in the first half. Margins fell due to the higher aluminium price. The Hanoi plant reported improved earnings on the back of robust sales growth. Prospects for the second half are satisfactory although margins will continue to be under pressure from higher raw material and power costs.

Corporate governance

The Company has complied with all the code provisions set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

The interim results have been reviewed by the audit committee of the Company.

Share capital

During the period under review, the group did not purchase, sell or redeem any of its shares.

Interim report

The 2005 interim report containing all the information required by the Listing Rules will be published on the Stock Exchange's website and the Company's website www.swirepacific.com. Printed copies will be sent to shareholders on 24th August 2005.

Book Close Dates

The Registers of Members of the Company will be closed from 16th September 2005 to 22nd September 2005, both dates inclusive.

List of Directors

As at the date of this announcement, the Directors of the Company are:
Executive Directors: D M Turnbull, P N L Chen, M Cubbon, D Ho and K G Kerr;
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: V H C Cheng, C K M Kwok, C Lee, M M T Yang and M C C Sze

For further information, please contact:

Ms. Maisie Shun Wah T: 2840 8097